UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: November 29, 2019

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529, of Navios Maritime Partners L.P. (the “Company”).

As disclosed in previously filed Reports on Form 6-K of the Company:

•	in December 2018, the Company entered into two sale and leaseback agreements of $25.0 million in total, with unrelated third parties for the Navios Fantastiks and the Navios Beaufiks;

•	on April 5, 2019, the Company entered into a new sale and leaseback agreement of $20.0 million, with unrelated third parties for the Navios Sol, a 2009-built Capesize vessel of 180,274 dwt;

•	on June 7, 2019, the Company entered into a new sale and leaseback agreement of $7.5 million, with unrelated third parties for the Navios Sagittarius, a 2006-built Panamax vessel of 75,756 dwt; and

•	on July 2, 2019, the Company entered into a new sale and leaseback agreement of $22.0 million, with unrelated third parties for the Navios Ace, a 2011-built Capesize vessel of 179,016 dwt.

This Report on Form 6-K is being filed solely for purpose of filing copies of the above referenced sale and leaseback agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: November 29, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Bareboat Charter and Memorandum of Agreement, dated December 10, 2018, between Sansha Shipping S.A., being a subsidiary of Itochu Corporation, and Fantastiks Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Fantastiks.

4.2	Bareboat Charter and Memorandum of Agreement, dated December 12, 2018, among Seven Shipping S.A. and Shichifuki Gumi Co., Ltd., being subsidiaries of Itochu Corporation, and Perigiali Navigation Limited, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Beaufiks.

4.3	Bareboat Charter and Memorandum of Agreement, dated April 5, 2019, among Hinode Kaiun Co., Ltd., Mansei Kaiun Co., Ltd., and Sunmarine Maritime S.A., being subsidiaries of Itochu Corporation, and Casual Shipholding Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sol.

4.4	Bareboat Charter and Memorandum of Agreement, dated June 7, 2019, among Tachibana Kaiun Co., Ltd. and Sakae Shipping S.A., being subsidiaries of MC Shipping Ltd., and Sagittarius Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Sagittarius.

4.5	Bareboat Charter and Memorandum of Agreement, dated July 2, 2019, between Takanawa Line Inc., being a subsidiary of Itochu Corporation, and Finian Navigation Co., being a wholly owned subsidiary of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Ace.